UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Resignation of Ms. Yuxia Xu as an Executive Director of the Board

On April 28, 2025, Ms. Yuxia Xu notified the Company of her resignation as an executive Director of the board of directors of the Company (the “Board”), with effect on and from April 30, 2025. Ms. Xu has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Following her resignation as an executive Director, Ms. Xu will remain in her role as the Chief Financial Officer and Chief Operating Officer of the Company.

Appointment of Mr. Ee Fong Voon as an Executive Director of the Board and the Co-Chief Executive Officer of the Company

To fill in the vacancy created by the resignation of Ms. Yuxia Xu, the Board appointed Mr. Ee Fong Voon to serve as an executive Director of the Company, with effect on and from April 30, 2025.

In addition, the Company also appointed Mr. Ee Fong Voon as the co-chief executive officer (“Co-CEO”) of the Company, effective as of April 30, 2025. Acting jointly in the capacity as Co-CEO with Mr. Lor, Mr. Voon will be responsible for overseeing the Company’s international business expansion and strategic partnerships. He will also lead the cross-border business development initiatives and strengthen regional operational capabilities to support the Company’s global growth strategy.

The Board has reviewed Mr. Voon’s biography, carefully considered Mr. Voon’s candidacy and determined that it is in the best interest of the Company to appoint Mr. Voon as both an executive Director and the Co-CEO of the Company. Mr. Voon is an experienced business executive with a demonstrated track record in scaling enterprise SaaS and fintech operations throughout Southeast Asia. His expertise encompasses strategic business development, cross-border market expansion and the establishment of high-value commercial partnerships. Mr. Voon obtained his bachelor’s degree of business administration from Universiti Kuala Lumpur in 2009. Mr. Voon’s comprehensive understanding of regional market dynamics and extensive professional network align with the Company’s strategic objectives for international growth in the Southeast Asia market.

Mr. Voon does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Voon signed an offer letter with the Company, which establishes certain terms and conditions governing his services as both an executive Director and the Co-CEO to the Company. The offer letter is qualified in its entirety by reference to the complete text of the offer letter, which is filed hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Offer Letter dated April 30, 2025, by and between Mr. Ee Fong Voon and the Company

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

X3 HOLDINGS CO., LTD.

Date: April 30, 2025	By:	/s/ Stewart Lor
Stewart Lor
Co-Chief Executive Officer

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